Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 20, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that the Board of Directors of Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A. (the “Company”), has authorized the acceptance of an offer made by IGAM LLC to purchase 100% of the Bank’s ownership interest in Galicia Valores S.A., comprised of 1,000,000 shares.

IGAM LLC, is 100% owned by the Company and has been registered in the United States of America, in the state of Delaware.

The purchase price of the sale described above amounts to Ps. 69,530,854 (Argentine Pesos: sixty-nine million, five hundred and thirty thousand, eight hundred and fifty-four). The Bank does not believe that the transaction will have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com